Sen-Jam Pharmaceutical



Dear investors,

Thank you for your continued support throughout the year! Our commitment to you is to continue to communicate this journey we are on together with velocity and transparency. We are very excited about our platform of agents and how we can leverage a changing technology landscape to become the best in class "end to end" inflammation delivery system. In the years to come the impact of our work will be far reaching and benefit all of humanity. We could not have achieved our success to day without you!

We need your help!

Our investors have been fantastics. Their investments have fueled the Sen-Jam engine and their kind words fuel our souls. We are focused on changing the course of inflammation that affects not only our investors, but people everywhere. Our investors can continue to spread the word about the work we are doing as patient advocate. They can also be our eyes and ears on the street, bringing back and sharing information and potential partners related to our mission!We are currently an army of 550 growing to 5,000.

Sincerely,

Jim Iversen
Co-Founder, CEO

Jacqueline Iversen
Officer

How did we do this year?



REPORT CARD

B+

☺ The Good

- We have been able to advance our entire platform through 1/2 steps and partnerships.
- We filed about 20 new patents and were granted about 10 new patents.
- Partnered with the National Institute of Drug Abuse (NIDA) as a validation of our science and drug development program.

☹ The Bad

- We spent too much time working with 3rd parties that overpromised and undelivered.
- Attracting new investors on WeFunder and larger accredited & institutional investors allowing us to advance larger $ clinical trials.
- Having to spend time to creatively solve our patient enrollment for our URI/COVID clinical trial.

2023 At a Glance

January 1 to December 31



$$$$

$0
Revenue



-$4,355,706
Net Loss



IOU!

$1,111,241 [44%]
Short Term Debt



$564,476
Raised in 2023



$205,779
Cash on Hand
As of 04/ 9/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
US$0
-US$3,983,709
US$0
-US$4,355,706
2022
2023

Net Margin: 0% Gross Margin: 0% Return on Assets: -458% Earnings per Share: -$0.46

Revenue per Employee: $0 Cash to Assets: 35% Revenue to Receivables: ~ Debt Ratio: 265%

2020_Reviewed_Financials.pdf

2018___2019_Reviewed_Financials.pdf

Senjam_2021_Reviewed_Financials.pdf

Sen-Jam_Pharmaceuticals__Annual_Financial_Statements_-_Final.pdf

Sen-Jam_Pharmaceuticals__2022_and_2021_Annual_Financial_Statements_-_Final.pdf

Sen-Jam_Pharmaceutical_-_2023___2022_Audited_Annual_Financial_Statements_.pdf



LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

We ❤ Our 505 Investors

Thank You For Believing In Us

Lisa Frederick
Louis Peterson
Ernst Jean
Jo Ann Gage
Nathan Argenta
Hatem Rowaihy
Timothy Donovan
Michael Moore
Herman Venter
Bettie Williams
Marjorie Dunbar
Mary Sue Sowards
Dolores Terry
Doctors Team...
Allison Ballard
Shalom Zafrany
Blake Foust
Gary Charles Ventola
Agris Belte
Seth Kirschner
Lazni Ahmed
A Cresswell
Grant Mowat
Patrick Long
Richard C DOWDELL
Ronald Reeves
Zeek Weeks
Joseph D Scott
Jermix Felix
Ravi Kumar
Sean Stobart
Ella Jewell
Hillard Harrison
David H Peelle
Rohan Bollareddi
Jim Iversen
Christina Thu Tran
Phillip Chickov
Amrik S Mann
Kathleen JUNGCK
Víctor Pérez-Cotapos
Christopher Shyers
Jason G Croft
Jeremy Nelson
Joy Bobo-Beasley
James Duncan
Lisa Seymour
Bob Oppermann
Mohan Datwani
Mark Perlmutter
Juliana Hahn
Cynthia Alcantara...
Karthik Balachandran
Carl Warren Trebesh
Kerry Gassert
Aaron Kuntz
Michael Walker
Kenah Hagan
Dipika Ghosal
AB C Infants
Marilou Nelson
Bruce Marsh
Srinivas Merugu
Mike And Marcia Butler
Brian Malone
Lawson Pilgrim
Veronica Ellis
Bradley Don Britton
Kimberly Key Young
Surya Deo Prasad-Sharma
Alexander Lynch
Joshua Ganino
Kirsten Sherwin
Rushin Jansen
Andis Klaperis
Donna Hemmert
Andrew Lake
Ken Clarke
Mical Salmonson
Eftihios Koukoutsakis
Erica Pitts
Pasala Ravichandran
Sekou Diakite
Samuel K Ameyaw MD...
Constance Minkoff
Margaret Brown
Romel B . Ramos
Cindy Kuuipo Kaauamo...
Mark Strahl
Nhatvi Nguyen
Gregory Silva
Paul Hauge
Peggy Cantwell Cooper
Erin Schweitzer
Danae Hurst
Robert Gill Brennan
Constance OBryant
Roxanne Ong
David Macario
Debra Farber
Perry Ethier
Gregory Kuzila
Gary Probst
Boniface, IZEJI
Gerti Von Rabenau
Cynthia Hofmann-Coale
Francis Caraballo
John Royliston
Radu Hasan
Byron V
Richard Goldberg
Henry Shao
Chad Fishell
Darshak M Patel

Chelsea Ricketson
Sandy Ohlson
Michael Nathans
Kristin Retherford
Emmanuel Idjerhe
Matthew Fouts
Lawrence Lipman
Steven Parent
Amanda Wing
Martin Lacina
Mac Associates Inc.
Kristan Purcell
Joris Strypens
Paul Silverman
Liew Wui Leong
Roberta Sarabin
Danny Lindley
W Kim Colich
Deborah AsberryChua
Lynda K. McTaggart
Marcus Roddy
Edward Kelly Medlock
Philip Conway
Suhas ROGIYE
Aman Karmani
Damon Gersh
Aikaterini Fineti
Steve Monteith
Kishore Pamulapati
Nathalie Gallet
Quin Davis
James Tyrone Hunter
Donald J Stark
Ramy Abdel-Azim
Harbhajan Singh
Jan Edwin Waanders
Christopher Gordon...
Avi Margolies
Greg Raymond
Colin Lenahan
Jennifer Riccardi
Andrea R Jarboe-Herman
James Campbell
Patrick Bardon
Paul D Williams
Ahmad Hallak
Kelly Henley
Radha Parameshwarappa
Suzette Wood
Elizabeth Anderson
Farrah Ofner
Morris Poole
Neil Dinh

Erin Anderson
Kira Imholte
Sean Winner
Carl Butler
Richard Chapman
Mba- Akuribila
Brian Kalaf
Melody Walker
Scott Warner
The Arthur M Keller Trus...
Robert Alexander
David Gottlieb
Daniel Hastings
Shelby Thuruthumalil
Jane Ahlf
Richard M Larkin
Genesis Milam
Amanda Hutchens
C D
Nicolas Spurlock
Michael Peele
S. Franklin
Mark Dunn
JD Gu
Richard Bobek
Francis Farraye
James Kanzler
Naresh Neupane
Alicia Guerrero
Charles Brooks
Yolanda Levels
Geogy Philip
David Botsford
Waqar Rizvi
Feng LING
Jerry Aneke
Nicholas Pokora
Mark Schoning
Jihua Ren
Nader Khalil
David Sandgren
Mitchal Alan Stutes
Jennifer Dunbar
Ferrell Kent Watson
Jodi Hill
Martha Flowers
Milan "Deder" Knezovich
Daniel W Smith
Michael Corwin
Brian Smolens
Eugene Mc Elroy
John Hummel
Windy Bailey

Brett Hersh
Janice Holloway
Craig Hansen
Kirk Whittemore
Isaac Johnson
Jules Broussard
Dudley J. Burton
Oliver Grah
Christopher Nde
Ali Abboud
Dawn Witte
David W Cai
Patricia Thompson
Marc Saddik
Lizette George
James Berkel
Chris Thomas
David Birrell
Tait Johnson
Lawrence B. Richmond
Lynne Krause
Antoinette Scott Briscoe
Lisa Frederick Clayton
Neal Zahn
Barry Kaplan
Gabriel Paravisini
Debra Cucullo
Nezamur Mollah
Domonic Zello
Gordian Boteilho
Travis Kimball
Melissa Rodriguez
Frank Peart
David Miller
Joel Granado
Ronald A Craig
Michael N Calabro
Tom Brewer
Daniel Anthony Ocampo
Ellen Remily
Wanda Bedgood
Felipe Tocornal
Cathal McConnell
Hannah Iversen
Michael Rabie
Roger McConville
Ethan N. Grodofsky
Danny Lee
Shawn A Yarley Show
Nerea Eceiza
Mark Koudritsky
Pam Vaughn
William Pentler

Eran Steinberg
Aleksandrs Roze
Megan Derr
Ron Meyers
Robert McCollough
Sarah S Pollak
Nelson Tsang
Megan And Ryan Burke
Yazeth Palacios
Brian Stephensonn
Rob Orsini
Robert Joe Greenwood
Kenneth Heiler
Jason Tuttle
Laura Marie Symmes
Pamela Scerba
Susan Haugerud
Steve Abbate
David Irvin
Jeannette Franklin
Amy S WARNER
Grigore B. Hreniuc
Jamie Cole
Alex Connor
Kelli Collard
Earendil Engelmann
Ryan Landry
Justin Hennequant
Donnell Griffin
Kishan Rao Verukonda
James Alan Phillips
Daniel Johnsen
Adetola Oshi
Erica Davis
Jerry Mower
Rajinder Sharma
Leanne Frost
Michael Cox
Scott S Winsor
Ian Iversen
Hamza Kasumba
Barbara Coleman
Mark Moore
Raphael Potter
Heather Looney
Rajesh Deshpande
Alex Michel
Mory M Bahar
Prashant Varma
Mark Rodli
Isaias Ramirez
Levete Wallace
Justin Renfro

Roderick Herron
Riley Katzman
Jerome Russ
John H Abeles
Moonshot DisruptX
Nathan Ossman
Salvador Morales
Gerard Armstrong
Craig Ephraim
Sajeel Mehboob
Samuel Vetrik
Keaton Albers
Alberto Guerrero
Stephen C Talbot
Paul Larsen
Gina H
Dana Jackson
Ganesh Lakshmanan
Aryeh Rosenberg
Hari Subramanian
Lucas Hahn
Mark Partipilo
Adam Sternberg
Christine Leonard
Matthew Nicolls
Tomas Pablo Trujillo
Wanda Susan Slagle
Jasmin X
Sheehan Potts
Christopher Kargel
Isaiah Fomunyam
Tom Mazza
James J Dehen Jr
Henry Mandelbaum
Joel C Wilson
Chandni Sharma
Jerry Kenneth Lack
Abiola Arogbo
Zhi Liang Yaw
Gabriel Torres-Brown
Farzaneh MANIZANI
John Teets
Eric Roquemore
Dragan Pozder
Kevin Edwards
Yannick Henriette
Rachel Walker
Robert Pope
Katherine MASTERSON
Rajinder Sharma
Kathleen Boehler
Tony Padavich

Chris Alford
Ali Abdulla Rashed...
Seth Parsons
Stanislav Rozenblat
Rodney A Rulon
Marsha Weisss
Debra Rivers
Michael FRIESTAD
Jack B KIRBY JR
Adel B Rafael
Samuel Arthur Sue
Daryl Lynn
Ariane Warren
Tobyn Derby-Talbot
Andrew Gutcho
Gary Henson
Kecia Brown
Victoria Sawula
Scott Kelly
Olivia Dell
John Lee
Umair Ahmed
Cody Rutherford
Doug Kamin
Scot Fackler
Mark Dacy
Debra Ryan
Arione Williams
Douglas Schuttenberg
Visali Muppala
Mayra Johnson
Rajendra Desai
Richard Bjelland
Avrohom Vegh
Edward Zeldovich
Georg Ladj
Manoj SONJE
Rebecca L Ostler
Shaoping Zhang
Ignacio Rivero
Sharon Dale
Raman Sachidanand
Nancy Roberts
Kellie Polenz
Kim Pflaumer
Rana Gooden
Lawrence Hirst
Mark Javello
Shawn Duncan
Jason Coles
Jeff Young
Christie Ives

Thank You!

From the Sen-Jam Pharmaceutical Team



Jim Iversen

Co-Founder, CEO

Serial entrepreneur and innovative disruptor. 5 exits at $80M. Scaled companies from 0-160 employees and to $50M revenue at W&H Systems, Mincron, and AL Systems....



Jackie Iversen

Co-Founder, Head of Clinical Development



Pharmacist & clinical research expert in pharmacokinetics & pain management. Leading clinical pain educator. Cited in 20+ scientific publicati... ing Pharmacy...



Thomas Dahl, PhD in

Head of Product Development and Regulatory Affairs

Pharmaceutical clinical development and regulatory expert. Former biotech/pharmaceutical...

Christine Leonard

Head of Strategic Communications

Seasoned communications executive. Award-winning experience leading strategic communications for Fortune...



Neal Zahn

Director of Global Licensing

Global business pioneer. Veteran leading pharmaceutical business development and strategic partnerships. Ex-Triov...



Alexander Wissner-Gross

Advisor

Award-winning computer scientist, entrepreneur, Harvard professor, startup advisor & investor. 28 major distinctions,...

Details

The Board of Directors

Director	Occupation	Joined
James Iversen	Sen-Jam Owner @ Sen-Jam Pharmaceutical	2016

Officers

Officer	Title	Joined
James Iversen	CEO	2016
Jacqueline Iversen	Chief Clinical Officer	2017

Voting Power ❓

Holder	Securities Held	Voting Power
James Iversen	4,121,069 Class A Unit	37.7%
Jacqueline Iversen	4,182,500 Class A Units	38.3%

Past Equity Fundraises

Date	Amount	Security	Exemption
10/2021	$612,500		Regulation D, Rule 506(c)

Date	Amount	Security	Exemption
08/2022	$1,007,201		4(a)(6)
09/2022	$250,000		Section 4(a)(2)
01/2023	$309,476	Common Stock	Regulation Crowdfunding
05/2023	$90,000		Regulation D, Rule 506(c)
05/2023	$165,000		Regulation D, Rule 506(c)
	$921,000		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
10/31/2021	$612,500 ❓	8.0%	20.0%	$20,000,000	❓
09/26/2022	$250,000 ❓	8.0%	20.0%	$25,000,000	11/26/2023
05/25/2023	$90,000 ❓	8.0%	20.0%	$70,000,000	04/18/2025 ❓
05/25/2023	$165,000 ❓	8.0%	20.0%	$70,000,000	04/18/2023 ❓

Outstanding Debts

None.

Related Party Transactions

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	08/24/2020
Interest	8.0 per annum
Discount rate	20.0
Maturity	08/24/2022
Valuation cap	$20,000,000
Relationship	Founder/Officer

Maturity extended until Note converts as part of an equity financing.

Name	Jacqueline Iversen
Amount Invested	$10,000
Transaction type	Convertible Note
Issued	10/14/2020
Interest	8.0 per annum
Discount rate	20.0
Maturity	10/14/2022
Valuation cap	$20,000,000
Relationship	Founder/Officer

Maturity extended until Note converts as part of an equity financing.

Name	Jacqueline Iversen
Amount Invested	$10,000
Transaction type	Convertible Note
Issued	01/14/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	01/12/2023
Valuation cap	$20,000,000
Relationship	Founder/Officer

Maturity extended until Note converts as part of an equity financing.

Name	Jacqueline Iversen
Amount Invested	$10,000
Transaction type	Convertible Note
Issued	02/24/2021
Interest	8.0 per annum
Discount rate	20.0

Maturity	02/24/2023
Valuation cap	$20,000,000
Relationship	Founder/Officer

Maturity extended until Note converts as part of an equity financing.

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	08/20/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	08/20/2023
Valuation cap	$20,000,000
Relationship	Founder/Officer

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	06/23/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	06/23/2023
Valuation cap	$20,000
Relationship	Founder/Officer

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	09/29/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	09/29/2023
Valuation cap	$20,000,000
Relationship	Founder/Officer

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	09/10/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	09/10/2023
Valuation cap	$20,000,000
Relationship	Founder/Officer

Name	James Iversen
Amount Invested	$1,000
Transaction type	Convertible Note
Issued	12/01/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	11/10/2023
Valuation cap	$20,000,000
Relationship	Director

Name	James Iversen
Amount Invested	$10,353
Transaction type	Priced Round
Issued	10/22/2022
Relationship	Director

Name	Jacqueline Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	03/15/2021
Interest	8.0 per annum
Discount rate	20.0
Maturity	03/15/2023
Valuation cap	$20,000,000
Relationship	Founder/Officer

Maturity extended until Note converts as part of an equity financing.

Name	James Iversen
Amount Invested	$5,181
Transaction type	Priced Round
Issued	10/13/2022
Relationship	Director

Name	James Iversen
Amount Invested	$5,181
Transaction type	Priced Round
Issued	11/18/2022
Relationship	Director

Name	James Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	04/22/2023
Interest	8.0 per annum
Discount rate	20.0
Maturity	04/18/2025
Valuation cap	$70,000
Relationship	Director

Name	James Iversen
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	05/03/2023
Interest	8.0 per annum
Discount rate	20.0
Maturity	04/18/2025
Valuation cap	$25,000
Relationship	Director

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A	20,000,000	9,571,094	Yes

Warrants: 0
Options: 580,000

Form C Risks:

Our future success will depend on hiring and acquiring additional talented individuals to develop and market effective therapies.

Our future depends on geopolitical and supply chain risks to actively source Active Pharmaceutical Ingredients (API's) and deliver finished product.

Our future depends on developing therapeutics that are safe, efficacious, and competitive in the market place.

Our future success depends on working within the guidelines of regulatory agencies to satisfy their current review procedures and approval processes.

Our future success depends on the performance of partnerships and vendors to perform subcontracted clinical, regulatory, & Intellectual Property work.

Our future success depends on securing the funding (investment, grants, licensing revenue, etc.) to advance our clinical and regulatory development work to the point of licensing or sale of assets.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to ❓ a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units. As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $25,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;

the price at which we sell other securities in light of the relative rights, preferences and privileges of those our results of operations, financial position and capital resources;

current business conditions and projections;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Sen-Jam Pharmaceutical Inc

Delaware Corporation
Organized June 2022
5 employees
223 Wall Street, #130
Huntington NY 11743 http://sen-jam.com

Business Description

Refer to the Sen-Jam Pharmaceutical profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sen-Jam Pharmaceutical is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄

Say Hello!

Questions? Ideas? Love Letters?

Say something nice…

SUBMIT



You're pretty neat.

You're the first one here!

Early people don't usually get a prize, so here's a love letter from us.